UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                              (Amendment No. _2_)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              THE MEDICINES COMPANY
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    58468810
                    -----------------------------------------
                                 (CUSIP Number)

CUSIP No. 58468810                                                                       Page 2 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    -0-

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
-------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.58468810                                                                        Page 3 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    -0-

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 58468810                                                                       Page 4 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management Partners, LLC.
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         837,906
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       -0-
Person With
                                                              (7)      Sole Dispositive Power    837,906

                                                              (8)      Shared Dispositive Power  -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 58468810                                                                       Page 5 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         The Medicines Company Chase Partners (Alta Bio), LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    -0-

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING   --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No.  58468810                                                                     Page 6 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    -0-

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No.  58468810                                                                     Page 7 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta/Chase BioPharma Management, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    -0-

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         837,906                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No.  58468810                                                                      Page 8 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         10,172
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    10,172

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         848,078                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.4%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------
                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 58468810                                                                       Page 9 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power         13,742
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power       837,906
Person With
                                                              (7)      Sole Dispositive Power    13,742

                                                              (8)      Shared Dispositive Power  837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         851,648                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.5%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 58468810                                                                       Page 10 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Daniel Janney
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power           18,070
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power         837,906
Person With
                                                              (7)      Sole Dispositive Power      18,070

                                                              (8)      Shared Dispositive Power    837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         855,976                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.5%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  58468810                                                                      Page 11 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power           18,070
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power         837,906
Person With
                                                              (7)      Sole Dispositive Power      18,070

                                                              (8)      Shared Dispositive Power    837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         855,976                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.5%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  58468810                                                              Page 12 of 16 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)     X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                                          EXIT FILING --- Please see Attachment A

Number Of Shares                                              (5)      Sole Voting Power          13,251
Beneficially Owned
By Each Reporting                                             (6)      Shared Voting Power        837,906
Person With
                                                              (7)      Sole Dispositive Power     13,251

                                                              (8)      Shared Dispositive Power   837,906

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         851,157                          EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.5%                             EXIT FILING --- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: The Medicines Company ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  One Cambridge Center
                  Cambridge, MA  02142


Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta BioPharma Partners, L.P. ("ABP")
         Alta BioPharma Management Partners, LLC. ("ABMP")
         Alta Embarcadero BioPharma Partners, LLC ("AEBP")
         The Medicines Company Chase Partners (Alta Bio), LLC ("MCCP") Alta/Chase BioPharma Management, LLC ("ACMP")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Dan Janney ("DJ")
         Alix Marduel ("AM")
         Guy Nohra ("GN")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP               California
                           ABP              Delaware
                           ABMP             Delaware
                           AEBP             California
                           MCCP             Delaware
                           ACMP             Delaware

         Individuals:      JD               United States
                           GG               United States
                           DJ               United States
                           AM               United States
                           GN               United States

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  58468810

(f)      Item 3.  Not applicable.

Item 4.        Ownership.

                                          EXIT FILING --- Please see Attachment A
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


                                         AP         ABP         ABMP         AEBP         MCCP          ACMP
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------

(a)     Beneficial Ownership          837,906     837,906      837,906     837,906      837,906        837,906
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


(b)     Percentage of Class             2.4%        2.4%        2.4%         2.4%         2.4%          2.4%
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


(c)     Sole Voting Power               -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Shared Voting Power           837,906     837,906      837,906     837,906      837,906        837,906
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Sole Dispositive Power          -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Shared Dispositive Power      837,906     837,906      837,906     837,906      837,906        837,906
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


                                         JD          GG          DJ           AM           GN
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


(a)     Beneficial Ownership          848,078     851,648      855,976     855,976      851,157
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


(b)     Percentage of Class             2.4%        2.5%        2.5%         2.5%         2.5%
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


(c)     Sole Voting Power              10,172      13,742      18,070       18,070       13,251
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Shared Voting Power           837,906     837,906      837,906     837,906      837,906
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Sole Dispositive Power         10,172      13,742      18,070       18,070       13,251
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


        Shared Dispositive Power      837,906     837,906      837,906     837,906      837,906
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------

                                                        EXIT FILING

Item 5.        Ownership of Five Percent or Less of a Class

               Exit Filing

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7.        Identification  and  Classification  of  the  Subsidiary,   Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not Applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



EXHIBITS

A:       Joint Filing Statement

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 4, 2002


ALTA PARTNERS                                          ALTA BIOPHARMA PARTNERS, L.P.


                                                       By:  Alta BioPharma Management Partners, LLC


By:      /s/ Jean Deleage                              By:      /s/ Alix Marduel
   -----------------------------------------              --------------------------------------------
         Jean Deleage, President                                Alix Marduel, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC                ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC




By:      /s/ Alix Marduel                              By:      /s/ Jean Deleage
   -----------------------------------------              --------------------------------------------
         Alix Marduel, Member                                   Jean Deleage, Member


THE MEDICINES COMPANYCHASE PARTNERS (ALTA BIO), LLC    ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC


By:      /s/ Alix Marduel                              By:      /s/ Alix Marduel
   -----------------------------------------              --------------------------------------------
         Alix Marduel, Member                                   Alix Marduel, Member




         /s/  Jean Deleage                                      /s/  Guy Nohra
--------------------------------------------           -----------------------------------------------
         Jean Deleage                                           Guy Nohra


         /s/ Garrett Gruener                                    /s/ Alix Marduel
--------------------------------------------           -----------------------------------------------
         Garrett Gruener                                        Alix Marduel


         /s/  Daniel Janney
--------------------------------------------
         Daniel Janney


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13G is filed on behalf of us.

Date:    April 4, 2002

ALTA PARTNERS                                          ALTA BIOPHARMA PARTNERS, L.P.


                                                       By:  Alta BioPharma Management Partners, LLC


By:      /s/ Jean Deleage                              By:      /s/ Alix Marduel
   -----------------------------------------              -----------------------------------------
         Jean Deleage, President                                Alix Marduel, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC                ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC




By:      /s/ Alix Marduel                              By:      /s/ Jean Deleage
   -----------------------------------------              -----------------------------------------
         Alix Marduel,  Member                                         Jean Deleage, Member


THE MEDICINES COMPANYCHASE PARTNERS (ALTA BIO), LLC    ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC


By:      /s/ Alix Marduel                              By:      /s/ Alix Marduel
   -----------------------------------------              -----------------------------------------
         Alix Marduel, Member                                   Alix Marduel, Member




         /s/ Jean Deleage                                       /s/ Guy Nohra
--------------------------------------------           --------------------------------------------
         Jean Deleage                                           Guy Nohra


         /s/ Garrett Gruener                                    /s/ Alix Marduel
--------------------------------------------           --------------------------------------------
         Garrett Gruener                                        Alix Marduel


         /s/  Daniel Janney
--------------------------------------------
         Daniel Janney


                                  Attachment A

                                   EXIT FILING

Alta Partners provides investment advisory services to several venture capital funds including Alta BioPharma Partners, L.P., The Medicines Company Chase Partners (Alta Bio), LLC and Alta Embarcadero BioPharma Partners, LLC.

Stock Sale: On March 28, 2002, Alta BioPharma Partners, L.P. sold 41,958 shares of Common Stock, The Medicines Company Chase Partners (Alta Bio), LLC sold 23,961 shares of Common Stock, and Alta Embarcadero BioPharma Partners, LLC sold 1,581 shares of Common Stock. These shares were sold on the public stock market.

Stock Distribution: On April 2, 2002, Alta BioPharma Partners, L.P. distributed 1,041,792 shares of Common Stock to its general and limited partners. The Medicines Company Chase Partners (Alta Bio), LLC distributed 594,962 shares of Common Stock to its members. Alta Embarcadero BioPharma Partners, LLC distributed 39,265 shares of Common Stock to its members.

As a result of the Stock Sale and Stock Distribution Alta Partners is no longer a 5% owner of the Company: Alta BioPharma Partners, L.P. beneficially owns 341,844 shares of Common Stock and Warrants for 178,987 shares of Common Stock. The Medicines Company Chase Partners (Alta Bio), LLC beneficially owns 195,226 shares of Common Stock and Warrants for 102,218 shares of Common Stock. Alta Embarcadero BioPharma Partners, LLC beneficially owns 12,885 shares of Common Stock and Warrants for 6,746 shares of Common Stock. The respective general partners and managing members of Alta BioPharma Partners, L.P., The Medicines Company Chase Partners (Alta Bio), LLC and Alta Embarcadero BioPharma Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain Principals of Alta Partners are managing directors of Alta BioPharma Management, LLC (the general partner of Alta BioPharma Partners, L.P.), managing members of Alta/Chase Management, LLC (the managing member of The Medicines Company Chase Partners (Alta Bio), LLC), and members of Alta Embarcadero BioPharma, LLC. As managing directors, managing members and members (respectively), they may be deemed to share voting and investment powers over the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage is a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), a managing director of Alta/Chase Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta Bio), LLC) and a member of Alta Embarcadero BioPharma Partners, LLC. Thus he shares voting and dispositive powers over the 341,844 shares of Common Stock and the Warrants for 178,987 shares of Common Stock beneficially owed by Alta BioPharma Partners, L.P.; the 195,226 shares of Common Stock and the Warrants for 102,218 shares of Common Stock beneficially owned by The Medicines Company Chase Partners (Alta Bio), LLC; and the 12,885 shares of Common Stock and the Warrants for 6,746 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners, LLC. Mr. Deleage disclaims beneficial ownership of the shares held by the aforementioned funds except to the extent of his proportionate pecuniary interests therein. On April 2, 2002, Mr. Deleage received 10,172 shares of Common Stock, which was his proportionate pecuniary interest in the stock distributions for Alta Embarcadero BioPharma Partners, LLC, Alta BioPharma Management, LLC and Alta/Chase BioPharma Management, LLC. See next page for disclosure of share ownership.

                                                   Page 1 of 3   of Attachment A

                                                     Page 2 of 3 of Attachment A


As of April 2, 2002   ---  Common Stock Ownership:  Shares Owned by / Affiliated
with Jean Deleage

Beneficial Owner (issued in the name of)                        # of Shares              Date Acquired
    Jean Deleage                                                     10,172              April 2, 2002
    Deleage Children's Trust FBO Andre Deleage (1)                    2,711              April 2, 2002
    Deleage Children's Trust FBO Emmanuel Deleage (1)                 2,711              April 2, 2002
    Deleage Children's Trust FBO Phillippe Deleage (1)                2,711              April 2, 2002
    Deleage Children's Trust FBO Michel Deleage (1)                   2,710              April 2, 2002

(1) Of which Mr. Deleage, a principal of Alta Partners (a venture capital firm) is neither a trustee nor claims any beneficial ownership.

Mr. Garrett Gruener is a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), a managing director of Alta/Chase Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta Bio), LLC) and a member of Alta Embarcadero BioPharma Partners, LLC. Thus he shares voting and dispositive powers over the 341,844 shares of Common Stock and the Warrants for 178,987 shares of Common Stock beneficially owed by Alta BioPharma Partners, L.P.; the 195,226 shares of Common Stock and the Warrants for 102,218 shares of Common Stock beneficially owned by The Medicines Company Chase Partners (Alta Bio), LLC; and the 12,885 shares of Common Stock and the Warrants for 6,746 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners, LLC. Mr. Gruener disclaims beneficial ownership of the shares held by the aforementioned funds except to the extent of his proportionate pecuniary interests therein. On April 2, 2002, Mr. Gruener received 13,742 shares of Common Stock, which was his proportionate pecuniary interest in the stock distributions for Alta Embarcadero BioPharma Partners, LLC, Alta BioPharma Management, LLC and Alta/Chase BioPharma Management, LLC.

Mr. Daniel Janney is a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), and a managing director of Alta/Chase Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta Bio), LLC). Thus he shares voting and dispositive powers over the 341,844 shares of Common Stock and the Warrants for 178,987 shares of Common Stock beneficially owed by Alta BioPharma Partners, L.P., and the 195,226 shares of Common Stock and the Warrants for 102,218 shares of Common Stock beneficially owned by The Medicines Company Chase Partners (Alta
Bio), LLC. Mr. Janney disclaims beneficial ownership of the shares held by the aforementioned funds except to the extent of his proportionate pecuniary interests therein. On April 2, 2002, Mr. Janney received 18,070 shares of Common Stock, which was his proportionate pecuniary interest in the stock distributions for Alta BioPharma Management, LLC and Alta/Chase BioPharma Management, LLC.

Dr. Alix Marduel is a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), and a managing director of Alta/Chase Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta Bio), LLC). Thus she shares voting and dispositive powers over the 341,844 shares of Common Stock and the Warrants for 178,987 shares of Common Stock beneficially owed by Alta BioPharma Partners, L.P., and the 195,226 shares of Common Stock and the Warrants for 102,218 shares of Common Stock beneficially owned by The Medicines Company Chase Partners (Alta
Bio), LLC. Dr. Marduel disclaims beneficial ownership of the shares held by the aforementioned funds except to the extent of her proportionate pecuniary interests

                                                     Page 3 of 3 of Attachment A



therein. On April 2, 2002, Dr. Marduel received 18,070 shares of Common Stock, which was her proportionate pecuniary interest in the stock distributions for Alta BioPharma Management, LLC and Alta/Chase BioPharma Management, LLC.


Mr. Guy Nohra is a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), and a managing director of Alta/Chase Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta Bio), LLC). Thus he shares voting and dispositive powers over the 341,844 shares of Common Stock and the Warrants for 178,987 shares of Common Stock beneficially owed by Alta BioPharma Partners, L.P., and the 195,226 shares of Common Stock and the Warrants for 102,218 shares of Common Stock beneficially owned by The Medicines Company Chase Partners (Alta Bio), LLC. Mr. Nohra disclaims beneficial ownership of the shares held by the aforementioned funds except to the extent of his proportionate pecuniary interests therein. On April 2, 2002, Mr. Nohra received 13,251 shares of Common Stock, which was his proportionate pecuniary interest in the stock distributions for Alta BioPharma Management, LLC and Alta/Chase BioPharma Management, LLC.


Alta Partners is a venture capital firm with an office in San Francisco. Alta Partners is California Corporation. Alta BioPharma Partners, L.P. is a Delaware Limited Partnership, The Medicines Company Chase Partners (Alta Bio), LLC is a Delaware Limited Liability Company, and Alta Embarcadero BioPharma Partners, LLC is a California Limited Liability Company.